Exhibit 99.3

Hydrogenics Corporation

2014 Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the “Company”). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor’s report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, and their report is provided herein.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 3, 2015
Mississauga, Ontario

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company’s assets; and

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this assessment and those criteria, management concluded that due to the material weakness described below, our internal control over financial reporting was not effective as of December 31, 2014.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and implement internal controls to ensure that non-monetary assets denominated in foreign currency in our German subsidiary were accurately recorded in US dollars. The material weakness resulted in errors in the measurement of non-monetary assets in the German subsidiary that were corrected in the Company’s consolidated financial statements for the year ended December 31, 2014 prior to their release.  Additionally, this material weakness could, if uncorrected, result in a future misstatement of the aforementioned non-monetary assets or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company’s audited financial statements.

The Company’s management, including the CEO and CFO, and our Board of Directors are committed to remediating the material weakness in internal control over financial reporting by enhancing existing controls and introducing new controls over the use of appropriate exchange rates in the recording and translation of foreign currency transactions and balances in our foreign subsidiaries.

The Company’s management, including the CEO and CFO, is committed to implementing its remediation plan as soon as practicable.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 3, 2015
Mississauga, Ontario

Hydrogenics Corporation

March 3, 2015

Independent Auditor’s Report

To the Shareholders of
Hydrogenics Corporation

We have completed an integrated audit of Hydrogenics Corporation and its subsidiaries’ 2014 consolidated financial statements and their internal control over financial reporting as at December 31, 2014 and an audit of their 2013 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2014 and December 31, 2013 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2014 and December 31, 2013 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Hydrogenics Corporation

Report on internal control over financial reporting
We have also audited Hydrogenics Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Hydrogenics Corporation and its subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO because of a material weakness in internal control over financial reporting related to the incorrect recording of non-monetary assets denominated in foreign currency in the German subsidiary.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

	December 31 2014	December 31 2013

Assets
Current assets
Cash and cash equivalents (note 6)	$6,572	$11,823
Restricted cash (note 6)	3,228	635
Trade and other receivables (note 7)	12,900	5,391
Inventories (note 8)	14,698	12,821
Prepaid expenses	747	979
	38,145	31,649
Non-current assets
Restricted cash (note 6)	621	1,389
Investment in joint venture (note 9)	2,150	-
Property, plant and equipment (note 10)	1,873	1,684
Intangible assets (note 11)	157	100
Goodwill (note 12)	4,609	5,248
	9,410	8,421
Total assets	$47,555	$40,070

Liabilities
Current liabilities
Trade and other payables (note 13)	$13,156	$13,193
Warranty provisions (note 14)	1,392	1,912
Deferred revenue	6,771	6,348
Warrants (note 17)	-	1,075
	21,319	22,528
Non-current liabilities
Other non-current liabilities (note 16)	3,464	3,095
Non-current warranty provisions (note 14)	1,155	981
Non-current deferred revenue	6,141	7,305
Total liabilities	32,079	33,909
Equity
Share capital (note 17)	348,259	333,312
Contributed surplus	18,927	18,449
Accumulated other comprehensive loss	(2,108)	(249)
Deficit	(349,602)	(345,351)
Total equity	15,476	6,161
Total equity and liabilities	$47,555	$40,070

Guarantees and Contingencies (notes 15 and 27)

Douglas Alexander Chairman	Don Lowry Director

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31,
(in thousands of US dollars, except share and per share amounts)

	2014	2013
Revenues	$45,548	$42,413
Cost of sales	34,334	30,352
Gross profit	11,214	12,061

Operating expenses
Selling, general & administrative expenses (note 19)	11,756	16,278
Research and product development expenses (note 20)	3,284	2,566
	15,040	18,844

Loss from operations	(3,826)	(6,783)

Finance income (expenses)
Interest income	9	11
Interest expense	(549)	(426)
Foreign currency gains	957	517
Foreign currency losses	(840)	(162)
(Loss) from joint venture (note 9)	(94)	-
Other finance gains (losses), net (note 24)	(180)	(2,065)
Finance income (loss), net	(697)	(2,125)

Loss before income taxes	(4,523)	(8,908)
Income tax expense (note 25)	-	-
Net loss for the period	(4,523)	(8,908)

Items that will not be reclassified subsequently to net loss:
Re-measurement of actuarial liability	272	-
Items that may be reclassified subsequently to net loss
Loss on re-measurement of actuarial liability	(208)	-
Exchange differences on translating foreign operations	(1,651)	509
Comprehensive loss for the period	$(6,110)	$(8,399)

Net loss per share
Basic and diluted (note 26)	$(0.47)	$(1.04)

Weighted average number of common shares outstanding (note 26)	9,718,349	8,592,600

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Changes in Equity
(in thousands of US dollars, except share and per share amounts)

	Common shares
	Number	Amount	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total equity
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161
Net loss	-	-	-	(4,523)	-	(4,523)
Other comprehensive loss	-	-	-	272	(1,859)	(1,587)
Total comprehensive loss	-	-	-	(4,251)	(1,859)	(6,110)
Issuance of common shares (note 17)	1,057,144	14,762	-	-	-	14,762
Issuance of common shares on exercise of stock options (note 18)	15,564	185	(66)	-	-	119
Stock-based compensation expense (note 18)	-	-	544	-	-	544
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476

	Common shares				Accumulated other
			Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2012	7,775,540	$323,513	$17,995	$(336,443)	$(758)	$4,307
Net loss	-	-	-	(8,908)		(8,908)
Other comprehensive loss	-	-	-		509	509
Total comprehensive loss	-	-	-	(8,908)	509	(8,399)
Issuance of common shares (note 17)	1,194,109	9,316	-	-	-	9,316
Issuance of common shares on exercise of stock options (note 18)	47,968	483	(177)	-	-	306
Stock-based compensation expense (note 18)	-	-	631	-	-	631
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands of US dollars)

	2014	2013
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(4,523)	$(8,908)
Increase (decrease) in restricted cash	(1,825)	1,758
Items not affecting cash:
Loss on disposal of assets	1	3
Amortization and depreciation	661	712
Other finance losses (gains), net (note 24)	180	2,065
Unrealized foreign exchange (gains)	259	(120)
Unrealized loss on joint venture (note 9)	94	-
Portion of borrowings recorded as a reduction of research and development expenses (note 16(i))	(355)	(934)
Accreted non-cash interest (note16(i))	480	349
Payment of post-retirement benefit liability (note 16(ii))	(85)	(97)
Stock-based compensation (note 18)	544	631
Stock based compensation – RSUs and DSUs (note18)	82	4,223
Net change in non-cash working capital (note 29)	(10,457)	(8,879)
Cash used in operating activities	(14,944)	(9,197)

Investing activities
Investment in joint venture (note 9)	(2,307)	-
Proceeds from disposals (note 10)	10	-
Purchase of property, plant and equipment (note 10)	(871)	(939)
Purchase of intangible assets (note 11)	(110)	(32)
Cash used in investing activities	(3,278)	(971)

Financing activities
Repayment of repayable government contributions (note 16(iii))	(498)	(393)
Proceeds of borrowings, net of transaction costs (note 16)	-	1,782
Proceeds of operating borrowings	854	1,412
Repayment of operating borrowings	-	(1,412)
Common shares issued and warrants exercised, net of issuance costs (note 17)	13,666	7,280
Cash provided by financing activities	14,022	8,669

Effect of exchange rate fluctuations on cash and cash equivalents held	(1,051)	302
Increase (Decrease) in cash and cash equivalents during the period	(5,251)	(1,197)
Cash and cash equivalents - Beginning of period	11,823	13,020
Cash and cash equivalents - End of period	$6,572	$11,823

Supplemental disclosure
Income taxes paid	$-	$-
Interest paid	$10	$8

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics Corporation is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 - Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated financial statements.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances.  The Company is required to make estimates that include revenue recognition, warranty provisions and the long-term debt.

On March 3, 2015, the Board of Directors authorized the consolidated financial statements for issue.

Note 3 - Summary of Significant Accounting Policies

The consolidated financial statements of the Company include the accounts of Hydrogenics and the consolidated accounts of all of its wholly owned subsidiaries.  All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated.  Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.  Subsidiaries include all entities controlled by the Company.  Control exists when the Company has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights presently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control was obtained by the Company and are deconsolidated from the date on which control ceased.  The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Investments in joint ventures
Investments in joint ventures, over which the Company has joint control, are accounted for using the equity method. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the investee’s net profit or loss, including net profit or loss recognized in other comprehensive income (OCI), subsequent to the date of acquisition.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Foreign currency translation

Items included in the financial statements of each consolidated entity in the Company’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

The functional currency of the Company’s subsidiary located in Belgium is the Euro, which is the currency of the primary economic environment in which the subsidiary operates.  The financial statements of this subsidiary are translated into US dollars as follows: assets and liabilities, at the closing exchange rate at the dates of the balance sheets; and the income and expenses, at the average exchange rate during the year as this is considered a reasonable approximation to the actual rates.  All resulting changes are recognized in other comprehensive loss as cumulative translation adjustments.

Cash and cash equivalents and restricted cash

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments

Financial assets and financial liabilities are recognized on the trade date – the date on which the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)
Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The Company’s sole financial liability at fair value through profit or loss is warrants. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

(ii)
Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables, cash and cash equivalents, and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)
Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt (see Note 16 – Other Non-current Liabilities).  All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out (“FIFO”) basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.  Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Furniture and equipment	20% per annum
Computer hardware	30% per annum
Automobiles	30% per annum
Leasehold improvements	Straight-line over the term of the lease

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

Intangible assets

The Company’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their estimated useful lives using the diminishing balance method of 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.  Goodwill acquired in business combinations are allocated to groups of cash generating units (CGU) that are expected to benefit from the synergies of the combination. The goodwill recorded in the Company’s consolidated financial statements relates to the OnSite Generation CGU.  Goodwill is not amortized.

Impairment

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment, intangible assets and goodwill are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows being the CGU. The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. Refer below under Note 12 for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Corporation has two goodwill CGUs, which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products. The goodwill recorded in the Corporation’s consolidated financial statements relates entirely to the OnSite Generation CGU. Goodwill is not amortized.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Provisions and product warranties

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Company performs evaluations to identify onerous contracts and where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

The Company typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Company estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants

The Company had warrants outstanding, which could be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”), such as a change in control of the Company.  The Company classified these warrants as a liability at issuance because of the cash settlement features associated with the warrants. The change in fair value during the period was included within other finance losses, net.

Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the lessee will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Statement of Operations and Comprehensive Loss on a straight-line basis over the period of the lease.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Research and product development

The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. To date, no product development costs have been capitalized.

Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Company has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred.  Non-governmental funding is recognized when the Company becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Company receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Company’s activities.

Revenue is recognized when the Company has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Company, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Company recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

The Company also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a relative fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Revenue from long-term contracts, such as customer specific product development contracts are recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction.  The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue on a given contract is recognized proportionately with its percentage of completion. The stage of completion is measured on the basis of direct expenses incurred as a percentage of the total direct expenses to be incurred.

If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised.  These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non-current deferred revenue.

Cost of sales

Cost of sales for products, includes the cost of finished goods inventory and the costs related to shipping and handling.  Cost of sales for service, includes direct labour and additional direct and indirect expenses.

Share capital

Common shares are classified as equity.  Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Post-retirement benefit liabilities

The Company had a post-retirement benefit obligation, which was unfunded and payable in Canadian dollars, and was a defined benefit plan to be paid to a beneficiary and was recognized in the consolidated balance sheets at the present value of the obligation at the consolidated balance sheet date.  This liability no longer exists due the death of the sole beneficiary during December 2014.

The Company has a post retirement benefit obligation with respect to the Belgium subsidiary related to defined contribution plans.  Under Belgian law a guaranteed return on the contributions is required and as a result, the Company has recorded a long-term liability associated with this plan for the present value of the obligation at the consolidated balance sheet date.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Stock-based compensation

The Company’s stock-based compensation plans are summarized below:

(i)	Stock options

The Company grants stock options to certain employees. Stock options vest 25% one year from the date of grant and quarterly thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then re-estimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates.

(ii)	Deferred share units (“DSU”)

The Company grants DSUs to directors as part of their compensation.  The DSUs vest upon grant and are settled in cash. The vested DSUs are marked-to-market at the end of each reporting period based on the closing price of the Company’s shares with the change in fair value recorded in selling, general and administrative expenses.  The Company has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iii)	Restricted share units (“RSU”)

The Company granted RSUs to certain employees prior to 2012.  These RSUs vest over three years and are settled in cash.  The fair value of vested RSUs is revalued at the end of each reporting period based on the closing price of the Company’s shares with the change in fair value recorded in selling, general and administrative expenses.  All outstanding RSUs were settled at December 31, 2014 and the Company no longer has a liability for these units.

(iv)	Performance share units (“PSU”)”

The Company grants PSUs to certain employees.  The PSUs will be settled in the Company’s shares.  The cost of the Company’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units are the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense.  Income tax expense is recognized in the consolidated statements of operations and comprehensive loss, except to the extent that it relates to items recognized directly in comprehensive loss or equity, in which case, income taxes are also recognized directly in comprehensive loss or equity.  Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted, or substantively enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base (the amount attributed to the asset or liability for income tax purposes rather than the amount used in the computation of taxable income) and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Net loss per share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying stock options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of stock options and warrants to acquire common shares.

Note 4 - Significant accounting judgments and estimation uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Company to make estimates include revenue recognition, warranty provisions, and long-term debt.

These estimates and judgments are further discussed below:

(i)	Revenue recognition and contract accounting

The Company uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of the percentage-of-completion method requires the Company to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Company as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

The determination of expected revenue represents the contractually agreed revenue, including change orders.  A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Company estimates costs separately for each customer specific product development contract.  The determination of estimates is based on the Company’s business practices, considering budgets as well as its historical experience.  Furthermore, management regularly reviews underlying estimates of product development contract profitability.  The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

(ii)	Warranty provision

As noted above, the Company typically provides a warranty for parts and/or labour for up to two years from date time of shipment or commissioning or based on certain operating specifications, such as hours of operation. In establishing the warrant provision management considers historical field data, results of internal testing and in certain circumstances, application, in determining the value of this provision.  Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations.  Adjustments to the warranty provision are recorded in cost of sales.

(iii)	Long-term debt

As described in Note 16 – Other Non-current Liabilities, the Company has entered into a loan agreement with the Province of Ontario Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding of C$6,000. The financial liability was measured as the net present value of future cash flows. The Company estimates the total project expenditures expected to be incurred before the project completion date when valuing its long-term debt related to any new disbursements or estimating the timing of cash flows relating to the existing liability. This estimate impacts the amount of the loan that will be subject to accelerated repayment as described in Note 16.

The key assumptions used in determining the fair value of the loan are as follows:

(i)
Certain criteria, such as the retention and creation of a specified number of jobs, will be met and hence, the loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement and bear interest at a rate of 3.67% after this five-year period. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

(ii)	The discount rate for loan drawdowns during the year ended December 31, 2014 was 13% (2013 – 15.5%)

(iii)	Sufficient expenditures will be incurred before the project completion date such that accelerated repayment will not impact the timing of repayment of the amounts drawn to date.

Note 5 - Accounting Standards Issued But Not Yet Applied

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (“OCI”). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. In January 2012, the effective date was revised to January 1, 2015 with earlier application permitted.

IFRS 9 was amended In November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9) and (iii) remove the previous mandatory effective date of January 1, 2015, although the standard is available for early adoption.  The Company has not yet assessed the impact of this standard and amendments or determined whether it will early adopt them.

On May 28, 2014, the IASB issued the final revenue standard, IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue - Barter Transactions Involving Advertising Services.
The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2017, and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company’s Consolidated Financial Statements.

Note 6 – Cash and Cash Equivalents and Restricted Cash

At December 31,	2014	2013
Cash and cash equivalents	$6,572	$11,823
Restricted cash	3,228	635
Restricted cash non-current	621	1,389
Total	$10,421	$13,847

The restricted cash is held by financial institutions in Canada and Europe as partial security for standby letters of credit and letters of guarantee.  At December 31, 2014, the Company had standby letters of credit and letters of guarantee issued by several financial institutions of $8,000 (2013 - $7,614), with expiry dates extending to August 2017.  See Note 15 – Lines of Credit and Bank Guarantees for additional information.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 7 - Trade and Other Receivables

	December 31, 2014	December 31, 2013
Trade accounts receivables	$10,518	$4,864
Less: Allowance for doubtful accounts	(133)	(139)
Net trade accounts receivable	10,385	4,725
Other receivables	2,515	666
Total Receivables	$12,900	$5,391

Note 8 - Inventories

	December 31, 2014	December 31, 2013
Raw materials	$6,651	$8,036
Work-in-progress	6,907	4,533
Finished goods	1,140	252
Total inventory	$14,698	$12,821

At December 31, 2014, the inventory obsolescence provision was as follows:

	2014	2013
At January 1	$955	$1,286
Net Increase in the provision	512	13
Write downs during the period, net of recoveries	(348)	(377)
Foreign currency translatione	(69)	33
At December 31,	$1,050	$955

Note 9 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with a South Korean company, whereby the parties formed Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market.  The Company has a 49% equity position in Kolon Hydrogenics and shares joint control.  The Board of directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two-thirds.  The Company accounts for this joint venture using the equity method in accordance with IFRS 11 “Joint Arrangements”.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

December 31, 2014
Balance January 1, 2014	$-
Equity investment in joint venture	2,307
Share in loss of the joint venture	(94)
Foreign currency translation	(63)
Investment in joint venture	$2,150

Financial information for the joint venture which is accounted for using the equity method follows below.

Summarized balance sheet information of Kolon Hydrogenics is a follows:

December 31, 2014
Assets
Current assets	$3,797
Non-current assets	3,313
Total assets	$7,110
Liabilities
Current liabilities	2,700
Non-current liabilities	$22
Total liabilities	2,722
Net assets	$4,388

Summarized loss from continuing operations and total comprehensive loss from May 28, 2014 through December 31, 2014 for Kolon Hydrogenics is as follows:

December 31, 2014
Joint venture loss from continuing operations	$(192)

The Company’s portion of the joint venture’s continuing loss from operations is 49% of the stated amount.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

The following table is a reconciliation of the joint venture’s financial information to the carrying amount of the Company’s investment in Kolon Hydrogenics:

December 31, 2014
Net assets of Kolon Hydrogenics	$4,388
Net assets at 49%	2,150

Equity investment in joint venture	$2,307
Company’s share of net losses at 49%	(94)
Foreign currency translation	(63)
Investment in joint venture	$2,150

Note 10 - Property, Plant and Equipment

	Plant and test equipment	Furniture and equipment	Computer Hardware	Leasehold Improvements	Total
Net book value, December 31, 2013	$197	$1,299	$103	$85	$1,684
Additions	42	673	47	109	871
Disposals	(10)	-	-	-	(10)
Depreciation	(48)	(465)	(53)	(42)	(608)
Foreign exchange	-	(56)	(4)	(4)	(64)
Net book value December 31, 2014	$181	$1,451	$93	$148	$1,873

Total cost	$5,240	$5,017	$661	$1,327	$12,245
Total accumulated depreciation	(5,059)	(3,566)	(568)	(1,179)	(10,372)
Net book value, December 31, 2014	$181	$1,451	$93	$148	$1,873

Depreciation of $422 (2013 - $405) was included in selling, general and administrative expenses and $186 (2013 - $268) in cost of sales.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

	Plant and test equipment	Furniture and equipment	Computer Hardware	Leasehold Improvements	Total
Net book value, December 31, 2012	$22	$946	$126	$305	$1,399
Additions	222	672	32	12	938
Disposals	-	-	(3)	-	(3)
Depreciation	(39)	(348)	(53)	(233)	(673)
Foreign exchange	(8)	29	1	1	23
Net book value December 31, 2013	$197	$1,299	$103	$85	$1,684

Total cost	$5,219	$4,743	$651	$1,275	$11,888
Total accumulated depreciation	(5,022)	(3,444)	(548)	(1,190)	(10,204)
Net book value, December 31, 2013	$197	$1,299	$103	$85	$1,684

Note 11 - Intangible Assets

Computer Software	2014	2013
Net book value, December 31,	$100	$107
Additions	110	31
Disposals	-	-
Amortization	(53)	(39)
Foreign exchange	-	1
Net book value December 31,	$157	$100

Total cost	1,889	$1,783
Total accumulated depreciation	(1,732)	(1,683)
Net book value, December 31,	$157	$100

Amortization of $53 (2013 - $39) is included in the Consolidated Statements of Operations and Comprehensive Loss in selling, general and administrative expenses.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 12 - Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	2014	2013
At January 1	$5,248	$5,021
Foreign currency translation	(639)	227
At December 31,	$4,609	$5,248

The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs of disposal. Fair value less of disposal is determined using multiples of revenue determined by reference to specific risks in relation to the OnSite Generation CGU and revenue multiples based on past experience, forecasted results, and those noted for comparable companies. Furthermore, the Company reconciles the recoverable amount to its consolidated market capitalization and the fair value of its debt. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

No impairment charges have arisen as a result of the reviews performed as at December 31, 2014 and 2013. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

Note 13 - Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31, 2014	December 31, 2013
Trade accounts payable	$6,426	$3,115
Accrued payroll and related compensation	2,874	3,871
Supplier accruals	1,570	1,402
Accrued professional fees	206	270
Deferred and restricted share unit liability	1,168	3,181
Current portion of repayable government contributions	219	464
Other	693	890
Total accounts payable and accrued liabilities	$13,156	$13,193

Note 14 - Warranty Provisions

Changes in the Company’s aggregate warranty provision are as follows:

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

	2014	2013
At January 1,	$2,893	$1,808
Additional provisions	2,307	2,594
Utilized during the period	(1,575)	(764)
Unused amounts reversed	(795)	(813)
Foreign currency translation	(283)	68
Total warranty provision at December 31,	2,547	2,893
Less current portion	(1,392)	(1,912)
Long-term warranty provision at December 31,	$1,155	$981

The warranty provision was 5.6% of revenue at December 31, 2014 and a 10% increase or decrease in warranty claims would impact the Company’s net loss by approximately $255.

Note 15 - Lines of Credit and Bank Guarantees

On June 30, 2014, the Company renewed its operating line of credit for up to €7,000 or approximately $8,471 (2013 - $9,645).  Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgium based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to €7,000. The Borrower may also borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750; and the Borrower may also borrow up to €1,250 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000.  At December 31, 2014, €3,642 or approximately $4,407 of standby letters of credit and letters of guarantee are outstanding and no amount has been drawn against the operating line of credit.  At December 31, 2014, the Company had availability of €3,358 or approximately $4,064 (2013 - $4,405) under this facility.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account, divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2014, the Borrower was in compliance with these covenants.

On July 15, 2014, the Company’s Power Systems business segment entered into an agreement for additional operating lines of credit of C$6,248 (2013 - $2,374) or approximately $5,386 of which $3,507 was outstanding at December 31, 2014 as standby letters of credit and letters of guarantee issued.  The Company had $1,879 (2013 - $nil) available under this credit facility at December 31, 2014.

In addition to above, the Company’s German subsidiary had an outstanding bank guarantee for approximately $86 (2013 - $98).

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 16 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31, 2014	December 31, 2013
Long-term debt (i)	$2,922	$2,260
Non-current post-retirement benefit liabilities (ii)	208	309
Repayable government contributions (iii)	553	990
Total	3,683	3,559
Less current portion of repayable government contribution	(219)	(464)
Total other non-current liabilities	$3,464	$3,095

(i)	Long-term debt

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

The Company drew C$972 on the loan during year ended December 31, 2014. There is no availability remaining under this facility at December 31, 2014. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Company is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times.  The Company was in compliance with this covenant at December 31, 2014.
The change in carrying value of this liability at December 31 was as follows:

	2014	2013
At January 1,	$2,260	$1,288
Present value of draw downs during the period	494	848
Interest accretion during the period	379	225
Foreign currency translation	(211)	(101)
At December 31,	$2,922	$2,260

(ii)	Post-retirement benefit liabilities

The current year liability relates to defined contribution pension plans in Belgium and is payable in Euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions.  The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

In the past the Company did not apply the defined benefit accounting for these plans because higher discount rates were applicable and the return on plan assets provided by insurance companies was sufficient to cover the minimum guaranteed return. Continuous low interest rates offered by the European financial markets has resulted in employers in Belgium being required  to measure the potential impact of defined benefit accounting for these plans. The Company has estimated the potential additional liabilities as $208 at December 31, 2014. The actuarial re-measurement of $208 related to this liability was record through other comprehensive income.

During 2014, the Company had a liability in respect of the value of an unfunded pension obligation.  This liability was nil at December 31, 2014 (2013 - $309), due to the death of the beneficiary of this plan.  This liability of $272 was reversed as a gain through other comprehensive income at December 31, 2014.

(iii)	Repayable government contributions:

In 1998, Stuart Energy Systems Company, a predecessor company, entered into an agreement with Technologies Partnerships Canada (“TPC”), to develop and demonstrate hydrogen fleet fuel appliances.  The Company received government contributions related to certain historical research and development projects.

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC.  Under the terms of the Amendment, C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before  December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC.  The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at December 31, 2014 was $553 (2013 - $990), including the current portion of $219 (2013 - $464), which was included in trade and other payables.

The change in carrying value of this liability at December 31 was as follows:

	2014	2013
At January 1,	$990	$1,130
Repayments during the period	(498)	(338)
Interest accretion during the period	104	101
Increase for contingent amount	-	213
Foreign currency translation	(81)	(52)
Fair value (gain) loss	38	(64)
At December 31,	$553	$990
Less current portion	(219)	(464)
At December 31,	$334	$526

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 17 - Share Capital

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2014		2013
	Number	Amount	Number	Amount
Balance at January 1	9,017,617	$333,312	7,775,540	$323,513
Share offering	1,000,000	13,545	891,250	6,145
Warrants exercised	57,144	1,217	302,859	3,171
Stock options exercised (note 18)	15,564	185	47,968	483
At December 31,	10,090,325	$348,259	9,017,617	$333,312

Common Share issuance

On May 13, 2014 the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share.  On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,545.

On April 30, 2013 the Company entered into an underwriting agreement to issue 775,000 common shares of the Company at an issue price of $7.75 per share. The underwriter also retained an overallotment of 116,250 shares that could be issued at any time on the ensuing 30 days. On May 3, 2013 the Company issued 891,250 shares for gross proceeds of $6,907 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $6,145.

Warrants

On January 14, 2010, as part of a registered direct offering, the Company issued 239,356 Series A warrants and 260,646 series B warrants exercisable for a period of five years beginning in 2010. The exercise price of the warrants is $3.68 per common share.  All 239,356 of the Series A warrants and 191,574 of the Series B warrants were fully exercised by December 31, 2013.  The remaining 69,072 Series B warrants were exercised during 2014.  The change in fair value during the period was included within other finance losses, net.

The activity of the warrants during the years ended December, 2014 and 2013 was as follows:

	2014		2013
	Number	Amount	Number	Amount
Balance at January 1	69,072	$1,075	402,502	$1,545
Loss on revaluation to fair value	-	142	-	1,873
Fair value of warrants exercised	(69,072)	(1,217)	(333,430)	(3,171)
Cash proceeds on exercise	-	-	-	828
At December 31,	-	$-	69,072	$1,075

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

During 2014, 69,072 warrants were exercised for no cash proceeds (2013 – cash proceeds of $828 on 333,430 warrants) and 57,144 shares were issued.

The loss due to the change in fair value of warrants during the year was $142 (2013 - $1,873) and was included in other finance (losses) gains, net

Note 18 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

The number of shares that may be issued under the Corporation’s previous Stock Option Plan are 329,172 of which 254,056 stock options were outstanding at December 31, 2014.  No further stock options may issued under this plan.

Of the 660,564 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 227,347 have been granted as stock options and 192,320 have been granted as PSUs and were outstanding at December 31, 2014.  The Corporation has 240,897 of share units available for issue as RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2014.

Stock Options

A summary of the Company’s stock option plan is as follows:

	2014		2013
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	503,907	$8.63	526,519	$9.71
Granted	-	-	30,000	$8.10
Exercised	(15,564)	$8.49	(47,968)	$6.69
Forfeited	(1,888)	22.48	-	-
Expired	(5,052)	$160.11	(4,644)	$147.75
Outstanding, end of period	481,403	$6.99	503,907	$8.63

All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. There were no stock options granted during 2014.  The weighted average aggregate fair value of the stock options granted in 2013 was $144 ($4.79 per option).  The fair value of the stock options granted in 2013 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2013
Risk-free interest rate (%)	1.39%
Expected volatility (%)	69%
Expected life (in years)	5 years
Expected dividends	-

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Expected volatility during the year ended December 31, 2013 was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the year ended December 31, 2014, related to stock options was $291 (2013 - $455) and was included in selling, general and administrative expenses.

The following table summarizes information about the Company’s stock options outstanding as of December 31, 2014:

Grant Date	Expiry date	Total Number of options	Weighted average remaining contractual life (in years)	Exercise price C$	Number of vested options	Weighted average remaining contractual life (in years)	Exercise price C$
May 23, 2006	May 23, 2016	3,190	1.39	$84.25	3,190	1.39	$84.25
March 23, 2007	March 23, 2017	3,411	2.23	29.25	3,411	2.23	29.25
March 12,2008	March 12, 2018	5,135	3.20	14.50	5,135	3.20	14.50
March 27, 2009	March 27, 2019	6,216	4.24	13.25	6,216	3.20	13.25
April 5, 2010	April 5, 2020	23,549	5.26	4.91	23,549	5.26	4.91
March 31, 2011	March 31, 2021	85,650	6.25	6.96	78,150	6.25	6.96
June 8, 2011	June 8, 2021	126,905	6.44	5.03	111,041	6.44	5.03
May 11, 2012	May 11, 2022	157,871	7.36	6.25	78,936	7.36	6.25
November 19, 2012	November 19, 2022	39,476	7.89	6.60	19,738	7.89	6.60
March 21, 2013	March 21, 2023	30,000	8.22	8.10	7,500	8.22	8.10
		481,403	6.75	$6.99	336,866	6.47	$7.21

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company.  Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs are recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus.  Fair value is calculated as the market value of the common share at the date of grant.  Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions.  The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made.  Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2014	2013
Balance at January 1,	154,493	148,320
PSUs issued	37,827	6,173
At December 31	192,320	154,493

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Stock-based compensation expense for the year ended December 31, 2014, related to PSUs was $253 (2013 - $176), with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash.  A DSU is a unit, equivalent in value to a common share of the Company.  Each DSU entitles the participant to receive a cash payment or common shares, at the option of the holder, upon termination of directorship, valued at the price of the Company’s common share on the TSX on the date of termination.  Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

A summary of the Company’s DSU activity is as follows:

	2014		2013
	Number	Amount	Number	Amount
Balance at January 1,	131,320	$2,521	124,085	$842
DSU redemptions	(49,441)	(1,472)	-	-
DSU compensation expense	5,971	105	7,235	88
DSU fair value adjustments	-	14	-	1,591
At December 31,	87,850	$1,168	131,320	$2,521

For the period ended December 31, 2014, the Company recognized expenses of $105 (2013 - $88) for the issue of new DSUs and $14 (2013 – $1,591) for the mark-to-market adjustment on the liability and a redemption of units of $1,472 (2013 – nil).

The DSU liability at December 31, 2014 of $1,168 (2013 - $2,521) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Restricted Share Units (“RSUs”)

In 2008, the Board of Directors authorized a restricted share unit plan for senior executives. In 2012, the Omnibus Incentive Plan was adopted, under which, senior executives may be granted a portion of their long-term incentive plan in the form of RSUs instead of stock options.  An RSU is a unit, equivalent in value to a common share of the Company.  Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted.  Compensation cost for RSUs granted under the Omnibus Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

A summary of the Company’s RSU activity is as follows:

	2014		2013
	Number	Amount	Number	Amount
Balance at January 1,	46,885	$660	189,694	$859
RSUs vested redemptions	(46,885)	(623)	(142,809)	(2,743)
RSU amortization expense	-	236	-	690
RSU fair value adjustments	-	(273)	-	1,854
At December 31,	-	$-	46,885	$660

The RSU liability at December 31, 2014 was nil (2013 - $660) as a result of the vesting and redemption of the outstanding units at December 31, 2014.

Note 19 - Selling, General and Administration

Year ended December 31,	2014	2013
Salaries and benefits, office administration and other expenses	$10,655	$10,980
Depreciation	422	405
Amortization	53	39
Stock based compensation (including stock options and PSUs)	544	631
DSUs	119	1,679
RSUs	(37)	2,544
Total	$11,756	$16,278

Note 20 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the year ended December 31, 2014 and 2013, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Year ended December 31,	2014	2013
Research and product development expenses	$6,682	$5,534
Government research and product development funding	(3,398)	(2,968)
Total	$3,284	$2,566

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 21- Key management compensation

Key management includes the Company’s directors and key executive members.

Year ended December 31,	2014	2013
Salaries and short term employee benefits,	$2,174	$2,315
Stock-based compensation
DSUs	111	87
PSUs	311	47
Total	$2,596	$2,449

Note 22 - Expenses by Nature

The following expenses are included in cost of sales; selling, general and administrative expenses; and research and development expenses.

Year ended December 31,	2014	2013
Raw materials and consumables used	$27,381	$22,597
Employee benefits (note23)	17,286	21,087
Facilities	1,513	1,508
Shareholder and other corporate communications	405	515
Depreciation and amortization	661	712
Professional services	758	606
Insurance	534	576
Other	836	1,595
Total	$49,374	$49,196

Note 23- Employee Benefits Expense

The following employee benefits expenses are included in cost of sales; selling, general and administrative expenses; and research and development expenses.

Year ended December 31,	2014	2013
Salaries and wages	$15,467	$15,076
Stock-based compensation (including stock options and PSUs)	544	631
Medical, dental and insurance	698	674
Pension costs	121	108
Stock based compensation – RSUs and DSUs	82	4,223
Other	374	375
Total	$17,286	$21,087

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 24 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Year ended December 31,	2014	2013
Loss from change in fair value of exercised warrants	$(142)	$(557)
Loss from change in fair value of outstanding warrants	-	(1,315)
Loss from change in net present value of repayable government contribution (note 16)	(38)	(193)
Total	$(180)	$(2,065)

Note 25 - Income Taxes

The Corporate had net losses for the periods ended December 31, 2014 and 2013 and income tax expense was nil for each of these years.

The estimated income tax rate for the Company is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Company’s computation of income tax expense is as follows:

Year ended December 31,	2014	2013
Loss before income taxes	$(4,523)	$(8,908)
Statutory income tax rate	25%	25%
Income tax recovery at statutory rates	(1,130)	(2,227)
Non-deductible expenses	82	706
Non-taxable revenue
Other permanent differences	(163)	(307)
Effect of income tax and rate changes on deferred income taxes	-	-
Effect of foreign currency rate changes on deferred income taxes	(576)	(544)
Income taxes at different rates in foreign and other provincial jurisdictions	(198)	(283)
Other	(195)	(536)
Tax losses for which no deferred income tax asset was recognized	2,180	3,191
Total income tax expense	$-	$-

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

At December 31, 2014, the Company has available income tax loss carry-forwards of $79,268 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

For the years ended
2023	$139
2024	190
2025	244
2026	512
2027	14
2028	1
2029	349
2030	7,208
2031	6,444
2032	5,682
2033	-
2034	4,767
No expiry	53,718
Total	$79,268

Components of the Company’s deductible temporary differences and unused tax losses are:

Year ended December 31,	2014	2013
Non-capital losses	$24,686	$22,418
Investment tax credits	1,593	1,438
Scientific research and experimental development	941	778
Property, plant and equipment and intellectual property	916	787
Provisions	156	143
Other	59	1,228
Total	$28,351	$26,792

No deferred income tax asset has been recognized in respect of the $28,351 of losses and other temporary differences, reflecting the Company’s uncertainty associated with the realization of all deferred income tax assets.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 26 - Net Loss Per Share

The loss per share for the periods ended December 31, 2014 and 2013 were as follows:

	2014	2013
Net loss	$(4,523)	$(8,908)

Weighted average number of common shares outstanding – basic	9,718,349	8,592,600
Dilutive effect of stock options	-	-
Dilutive effect of warrants	-	-
Weighted average number of shares outstanding – diluted	9,718,349	8,592,600
Net loss per share – basic and diluted	$(0.47)	$(1.04)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 27 – Commitments and Contingencies

The Company incurred rental expenses of $884 under operating leases in 2014 (2013 - $845). The Company has future minimum lease payments under operating leases relating to premises, office equipment, and vehicles as follows:

For the years ended
2015	$862
2016	875
2017	725
2018	649
2019	412
Thereafter	425
Total	$3,948

The Company leases various premises, office equipment, and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide the Company with the ability to purchase the equipment or automobile at fair value at time of exercise. The leases have varying terms, escalation clauses and renewal rights.

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that requires the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

Note 28 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of a senior manager of the Company.  During 2014, Hydrogenics made purchases of $171 (2013 - $212) from this related company.  At December 31, 2014, the Company had an accounts payable balance due to this related party of $12 (2013 - $4).

As a result of CommScope’s investments in the Company, CommScope was previously considered a related party. During 2014, product sales to CommScope were $58 (2013 - $4,049).  At December 31, 2014, the Company had no outstanding accounts receivable from CommScope (2013 - nil).

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture.  During 2014, the Company sold the joint venture a 1 Megawatt Power Generation unit for $3,136 and at the end of December 31, 2014 the Company had a receivable of $935 owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 29 - Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

December 31,	2014	2013
Decrease (increase) in current assets
Trade and other receivables	$(7,329)	$384
Grants receivable	(118)	17
Inventories	(1,877)	(973)
Prepaid expenses	232	(64)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(624)	(1,614)
Deferred revenue	(741)	(6,629)
Total	$(10,457)	$(8,879)

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 30 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company.  Where applicable, corporate and other activities are reported separately as Corporate and Other.  OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products

Financial information by reportable segment for the year ended December 31, 2014 and 2013 was as follows:

Year ended December 31, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$30,192	$15,356	$-	$45,548
Intersegment revenue	2,764	507	-	3,271
Gross profit	6,102	5,112	-	11,214
Selling, general and administrative expenses	3,293	4,143	4,320	11,756
Research and product development expenses	1,070	2,194	20	3,284
Segment gain (loss)	1,739	(1,225)	(4,340)	(3,826)
Interest income	-	-	9	9
Interest (expense)	-	-	(549)	(549)
Foreign currency gains	-	-	957	957
Foreign currency (losses)	-	-	(840)	(840)
(Loss) in joint venture	-	-	(94)	(94)
Other finance (losses), net	-	-	(180)	(180)
Income (loss) before income taxes	$1,739	$(1,225)	$(5,037)	(4,523)

Year ended December 31, 2013	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$24,078	$18,335	$-	$42,413
Intersegment revenue	16	40	-	56
Gross profit	3,681	8,380	-	12,061
Selling, general and administrative expenses	3,249	4,201	8,828	16,278
Research and product development expenses	817	1,722	27	2,566
Segment gain (loss)	(385)	2,457	(8,855)	(6,783)
Interest income			11	11
Interest (expense)			(426)	(426)
Foreign currency gains			517	517
Foreign currency (losses)			(162)	(162)
Other finance (losses), net			(2,065)	(2,065)
Income (loss) before income taxes	$(385)	$2,457	$(10,980)	$(8,908)

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Balance sheet information by reportable segment at December 31, 2014 and 2013 was as follows:

At December 31, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$3,354	$245	$6,822	$10,421
Trade and other receivables	4,614	8,286	-	12,900
Inventories	9,714	4,984	-	14,698
Investment in joint venture	-	-	2,150	2,150
Property, plant and equipment	454	1,419	-	1,873
Goodwill and intangibles	4,633	-	133	4,766
Other assets	219	449	79	747
Total Assets	$22,988	$15,383	$9,184	$47,555
Current liabilities	$9,358	$10,060	$1,901	$21,319
Non-current liabilities	1,109	9,318	333	10,760
Total Liabilities	$10,467	$19,378	$2,234	$32,079

At December 31, 2013	On-Site Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$5,283	$1,180	$7,384	$13,847
Trade and other receivables	2,836	2,555	-	5,391
Inventories	7,780	5,041	-	12,821
Property, plant and equipment	723	961	-	1,684
Goodwill and intangibles	5,253	-	95	5,348
Other assets	281	540	158	979
Total Assets	$22,156	$10,277	$7,637	$40,070
Current liabilities	10,013	7,860	4,655	22,528
Non-current liabilities	969	9,578	834	11,381
Total Liabilities	$10,982	$17,438	$5,489	$33,909

Property, plant and equipment are located in the following countries:

Year ended December 31,	2014	2013
Canada	$1,167	$731
Belgium	454	723
Germany	252	230
Total	$1,873	$1,684

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Revenue from external customers by region was as follows:

Year ended December 31,	2014	2013
European Union	$15,645	$18,007
Eastern Europe	11,084	5,058
Asia	8,336	6,771
North America	7,712	7,746
South and Central America	1,838	77
Middle East	523	1,131
Africa	330	2,697
Oceania	80	926
Total	$45,548	$42,413

Revenue for the largest customers as a percentage of the total revenue was as follows:

Year ended December 31,	2014	2013
First largest (Power segment)	14%	24%
Second largest (2014 Generation,2013 Power segment)	10%	10%
Third largest (2014 Power/Generation, 2013 Generation segment)	8%	9%
Fourth largest	8%	5%
All other customers	60%	52%
Total	100%	100%

Note 31 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant. The fair value of the liabilities relating to the RSUs and DSUs are classified as Level 1.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy during the year ended December 31, 2014.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities.  The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	2014	$2013
Cash and cash equivalents	$6,572	11,823
Restricted cash	3,228	635
Restricted cash – non current	621	1,389
Trade and other receivables	12,900	5,391
Loans and receivables (i)	$23,321	$19,238
Trade and other payables	$13,156	$13,193
Long-term debt	2,922	2,260
Non-current repayable government contributions	334	526
Post-retirement benefit liabilities	208	309
Other financial liabilities	$16,620	$16,288

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception.  At December 31, 2014, the Company had $6,572 (2013 - $11,823) of current cash and cash equivalents.  Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations.  The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital.  The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets.  A significant portion of the Company’s financial liabilities are classified as current liabilities, as settlement is expected within one year.

The following table details the Company’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Company can be required to pay and represents the undiscounted cash flow including principal and interest.

At December 31, 2014	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in 6-10 years
Trade and other payables	12,917	-
Repayable government contributions	239	439
Long-term debt	-	1,221	2,328	2,177
Total	$13,156	$1,660	$2,328	$2,177

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

At December 31, 2013	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in 6-10 years
Trade and other payables	12,628	-	-	-
Warrants	1,075	-	-	-
Repayable government contributions	465	209	317	-
Long-term debt	-	-	2,196	3,035
Total	$14,168	$209	$2,513	$3,035

Credit risk

Credit risk arises from the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk from customers. At December 31, 2014, the Company’s two largest customers accounted for 24% of revenue (34% at December 31, 2013) and 57.8% of accounts receivable (2013 – 42.6%).  In order to minimize the risk of loss for trade receivables, the Company’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases, irrevocable letters of credit. The majority of the Company’s sales are invoiced with payment terms between 30 and 60 days. The Company’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable. The Company has also insured a portion of its outstanding accounts receivable with Export Development Canada.

The Company’s trade receivables have a carrying value of $10,518 at December 31, 2014 (2013 - $4,864), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts and insurance.

The aging of these receivables is as follows:

At December 31,	2014	2013
Not due	68%	91%
Less than 30 days past due	11%	1%
Less than 60 days past due, more than 30 days past due	8%	3%
More than 60 days past due	13%	5%
Total	100%	100%

The Company’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

At December 31,	2014	2013
Europe	59%	74%
North America	20%	13%
Asia	17%	7%
Rest of world	4%	6%
Total	100%	100%

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

The activity of the allowance for doubtful accounts for the year is as follows:

	2014	2013
Allowance for doubtful accounts, beginning of year	$139	$124
Bad debt expense	9	15
Reversal of bad debt expense	(13)	-
Write-off of bad debts	(2)	-
December 31,	$133	$139

The Company believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 0 - 60 days of the payment term on the invoice.

The Company may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Company minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Company may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks. The Company’s cash and cash equivalents and restricted cash was $10,421 at December 31, 2014 (2013 - $13,847), representing the maximum exposure to credit risk of these financial assets.  Approximately 99% (99% - December 31, 2013) of the Company’s cash and restricted cash at December 31, 2013 was held by four financial institutions.

The Company’s exposure to credit risk relating to cash and cash equivalents and restricted cash on deposit segmented by geographic area at December 31, 2014 and 2013 was as follows:

	2014	2013
Canada	64%	54%
Belgium	33%	38%
Germany	3%	8%
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium subsidiary in Euros.  This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies.  This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities which are denominated in foreign currencies.  The Company recognized a net foreign exchange gain of $116 (213 – a net gain of $355) for the year ended December 31, 2014.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

At December 31, 2014 if the Canadian dollar had strengthened/weakened by 10% against the US dollar with all other variables held constant, the net loss would have been lower/higher by $471 as a result of foreign exchange on the translation of Canadian dollar denominated balances.

At December 31, 2014, if the Euro had strengthened/weakened by 10% against the US dollar with all other variables held constant, the comprehensive loss would have been lower/higher by $568 as a result of foreign exchange on the translation of Euro denominated balances.

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates.  The Company’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Company is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Company’s borrowings are at a fixed interest rate.  Given the prevailing interest rates earned by the Company’s short-term investments, a 10% increase or decrease would have minimal impact on the Company’s results.

Note 32 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.  The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

The Company’s capital is composed of long-term debt and shareholders’ equity as follows:

	2014	2013
Long-term debt	$2,922	$2,260
Equity	15,476	6,161
Total Capital	$18,398	$8,421